Exhibit 99.1

NEWS RELEASE

Media Contact: Doug Kline
                      Sempra Energy
                      (877) 866-2066
                      www.sempra.com

Financial Contact: Glen Donovan
                      Sempra Energy
                      (877) 736-7727
                      investor@sempra.com

SEMPRA ENERGY REPORTS
SECOND-QUARTER RESULTS,
RAISES EARNINGS GUIDANCE FOR 2008

Earnings-Per-Share Outlook Increased to Range of $3.80 to $4

SAN DIEGO, Aug. 7, 2008 – Sempra Energy (NYSE: SRE) today reported second-quarter 2008 net income of $244 million, or $0.98 per diluted share, compared with $277 million, or $1.05 per diluted share, in the second quarter 2007. Second-quarter 2008 results reflected Sempra Energy's reduced ownership in its commodities business as the result of the formation on April 1 of RBS Sempra Commodities, the joint venture with The Royal Bank of Scotland (RBS).

For the first six months of 2008, Sempra Energy's net income was $486 million, or $1.90 per diluted share, compared with $505 million, or $1.91 per diluted share during the same period last year.

Sempra Energy today also announced an increase in its earnings guidance for 2008 to a range of $3.80 to $4 per share from the previous range of $3.65 to $3.85 per share.

-more-

"Through the first half of the year, we are ahead of plan in meeting our 2008 financial goals and have made significant progress in the expansion of our natural gas business," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy. "Additionally, our planned acquisition of EnergySouth, Inc. will increase our presence in the fastest-growing U.S. energy markets."

OPERATING HIGHLIGHTS

Sempra Utilities

Net income for Sempra Utilities – San Diego Gas & Electric (SDG&E) and Southern California Gas Co. (SoCalGas) – increased 11 percent to $117 million in the second quarter 2008 from $105 million in last year's second quarter.

SDG&E's second-quarter 2008 net income rose to $61 million from $51 million in the second quarter 2007, primarily due to performance incentive awards approved during the quarter by the California Public Utilities Commission (CPUC).

SoCalGas' net income in the second quarter 2008 was $56 million, compared with $54 million in the second quarter last year.

On July 31, 2008, the CPUC approved the four-year rate-case filed by SDG&E and SoCalGas. The terms of the approved rate-case allow for recovery of the forecasted operating costs and capital requirements necessary to operate the utilities. The rate adjustment for both utilities was retroactive to Jan. 1, 2008.

Sempra Commodities

Second-quarter net income for Sempra Commodities was $130 million in 2008, compared with net income of $155 million in 2007.   Second-quarter 2008 net income included $93 million in equity earnings from the RBS Sempra Commodities joint venture and a $67 million gain on the transaction with RBS, offset by $30 million in charges, primarily for litigation and tax issues.

Results for 2007 and the first quarter 2008 represented 100 percent of the earnings from the commodity-marketing business prior to the formation of RBS Sempra Commodities.

"Our global commodities joint venture with RBS is off to a great start," said Felsinger. "The integration of operations has been seamless and early financial results have exceeded expectations."

Sempra Generation

In the second quarter 2008, Sempra Generation's net income increased to $23 million from $10 million in the same quarter last year, due primarily to higher scheduled maintenance expenses in 2007.

Last month, Sempra Generation announced its first solar power project, a 10-megawatt, thin-film solar facility adjacent to the company's El Dorado Energy natural gas-fueled power plant in Boulder City, Nev. Sempra Generation expects construction to be complete and the plant operational by year-end.

Sempra Pipelines & Storage

Second-quarter net income for Sempra Pipelines & Storage rose to $24 million in 2008 from $17 million in 2007, due primarily to the start-up of western operations of the Rockies Express natural gas pipeline during the recent quarter.

On July 28, Sempra Energy agreed to acquire Mobile, Ala.-based EnergySouth, Inc. for $510 million in cash. The acquisition, which is expected to close by year-end, includes majority ownership in two high-turn, salt-dome storage facilities on the Gulf Coast that, when fully developed, will have capacity of 57 billion cubic feet (Bcf) of natural gas serving the U.S. Southeast.   Sempra Pipelines & Storage will be responsible for development and operation of the storage assets, as well as management of EnergySouth's Mobile Gas distribution utility.

Sempra LNG

Sempra LNG reported a net loss of $28 million in the second quarter 2008, compared with a $13 million loss in the second quarter 2007, due primarily to higher income-tax expense, as well as a higher mark-to-market loss on a marketing agreement with RBS Sempra Commodities.

-more-

Parent & Other

During the second quarter 2008, Sempra Energy incurred a $22 million loss in Parent & Other, compared with $6 million in net income in last year's second quarter when the company benefited from an $18 million gain from an interest-rate swap.

Internet Broadcast

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EDT with senior management of the company. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (888) 203-1112 and entering the passcode 2594824.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2007 revenues of more than $11 billion. The Sempra Energy companies' 13,500 employees serve more than 29 million consumers worldwide.

Income-statement information by business unit is available on Sempra Energy's Web site at http://www.sempra.com/downloads/2Q2008.pdf

This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When the company uses words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "could," "should," or similar expressions, or when the company discusses its strategy or plans, the company is making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, California State Legislature, California Department of Water Resources, Federal Energy Regulatory Commission, Federal Reserve Board, U.K. Financial Services Authority and other regulatory bodies in the United States and other countries; capital market conditions, inflation rates, interest rates and exchange rates; energy and trading markets, including the timing and extent of changes in commodity prices; the availability of electric power, natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental, and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the company's reports filed with the Securities and Exchange Commission that are available through the EDGAR system without charge at its Web site, www.sec.gov, and on the company's Web site, www.sempra.com.

Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and Sempra Commodities are not the same companies as the utility, San Diego Gas & Electric (SDG&E) or Southern California Gas Company (SoCalGas), and Sempra Pipelines & Storage, Sempra Generation, Sempra LNG and Sempra Commodities are not regulated by the California Public Utilities Commission.

###

SEMPRA ENERGY
Table A

STATEMENTS OF CONSOLIDATED INCOME

(Dollars in millions, except per share amounts)	Three months ended June 30,		Six months ended June 30,	
	2008	2007	2008	2007
	(unaudited)			
Revenues				
Sempra Utilities	$ 1,887	$ 1,620	$ 4,177	$ 3,679
Sempra Global and parent	616	1,041	1,596	1,986
Total revenues	2,503	2,661	5,773	5,665
Expenses and Other Income				
Sempra Utilities:				
Cost of natural gas	(784)	(603)	(2,019)	(1,653)
Cost of electric fuel and purchased power	(220)	(163)	(383)	(312)
Sempra Global and parent:				
Cost of natural gas, electric fuel and purchased power	(513)	(278)	(922)	(614)
Other cost of sales	(17)	(221)	(153)	(540)
Operation and maintenance	(549)	(747)	(1,252)	(1,382)
Depreciation and amortization	(171)	(171)	(346)	(340)
Franchise fees and other taxes	(71)	(68)	(154)	(149)
Gains on sale of assets	109	4	114	6
Equity earnings (losses):				
RBS Sempra Commodities LLP	146	-	146	-
Other	9	(6)	15	(12)
Other income, net	17	51	36	68
Interest income	10	24	24	50
Interest expense	(38)	(66)	(98)	(136)
Preferred dividends of subsidiaries	(3)	(3)	(5)	(5)
Income from continuing operations before income taxes				
and equity earnings of certain unconsolidated subsidiaries	428	414	776	646
Income tax expense	(202)	(143)	(329)	(206)
Equity earnings, net of income tax	18	9	39	67
Income from continuing operations	244	280	486	507
Discontinued operations, net of income tax	-	(3)	-	(2)
Net income	$ 244	$ 277	$ 486	$ 505
Basic earnings per share:				
Income from continuing operations	$ 0.99	$ 1.08	$ 1.93	$ 1.95
Discontinued operations, net of income tax	-	(0.01)	-	(0.01)
Net income	$ 0.99	$ 1.07	$ 1.93	$ 1.94
Weighted-average number of shares outstanding (thousands)	245,576	260,198	252,100	259,830
Diluted earnings per share:				
Income from continuing operations	$ 0.98	$ 1.06	$ 1.90	$ 1.92
Discontinued operations, net of income tax	-	(0.01)	-	(0.01)
Net income	$ 0.98	$ 1.05	$ 1.90	$ 1.91
Weighted-average number of shares outstanding (thousands)	249,677	264,963	256,169	264,518
Dividends declared per share of common stock	$ 0.35	$ 0.31	$ 0.67	$ 0.62

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	June 30, 2008		December 31, 2007	
	(unaudited)			
Assets				
Current assets:				
Cash and cash equivalents	$	230	$	668
Short-term investments		413		-
Restricted cash		-		1
Accounts receivable, net		997		1,074
Income taxes receivable		180		99
Deferred income taxes		147		247
Trading-related receivables and deposits, net		-		2,719
Derivative trading instruments		-		2,170 *
Commodities owned		-		2,231 *
Inventories		125		224
Regulatory assets		39		106
Fixed-price contracts and other derivatives		285		28
Other		94		397 *
Total current assets		2,510		9,964
Investments and other assets:				
Regulatory assets arising from fixed-price contracts and other derivatives		274		309
Regulatory assets arising from pension and other postretirement benefit obligations		166		162
Other regulatory assets		497		460
Nuclear decommissioning trusts		685		739
Investment in RBS Sempra Commodities LLP		1,985		-
Other investments		1,261		1,243
Sundry		806		956
Total investments and other assets		5,674		3,869
Property, plant and equipment, net		15,571		14,884
Total assets	$	23,755	$	28,717
Liabilities and Shareholders' Equity				
Current liabilities:				
Short-term debt	$	829	$	1,064
Accounts payable		879		1,563
Due to unconsolidated affiliates		54		60
Trading-related payables		-		2,265 *
Derivative trading instruments		-		1,672 *
Commodities sold with agreement to repurchase		-		500
Dividends and interest payable		145		145
Regulatory balancing accounts, net		604		481
Current portion of long-term debt		302		7
Fixed-price contracts and other derivatives		317		53
Other		1,146		1,210 *
Total current liabilities		4,276		9,020
Long-term debt		4,809		4,553
Deferred credits and other liabilities:				
Due to unconsolidated affiliate		102		102
Customer advances for construction		153		153
Pension and other postretirement benefit obligations, net of plan assets		433		434
Deferred income taxes		668		531
Deferred investment tax credits		59		61
Regulatory liabilities arising from removal obligations		2,516		2,522
Asset retirement obligations		1,148		1,129
Other regulatory liabilities		250		265
Fixed-price contracts and other derivatives		312		332
Deferred credits and other		958		949
Total deferred credits and other liabilities		6,599		6,478
Preferred stock of subsidiaries		179		179
Minority interests		209		148
Shareholders' equity		7,683		8,339
Total liabilities and shareholders' equity	$	23,755	$	28,717

* December 31, 2007 amounts have been reclassified due to the adoption of FASB Staff Position FIN 39-1.

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

	Six months ended June 30,	
(Dollars in millions)	2008	2007
	(unaudited)	
Cash Flows from Operating Activities:		
Net income	$ 486	$ 505
Adjustments to reconcile net income to net cash provided by operating activities:		
Discontinued operations	-	2
Depreciation and amortization	346	340
Deferred income taxes and investment tax credits	51	(39)
Equity earnings	(200)	(55)
Gains on sale of assets	(114)	(6)
Fixed-price contracts and other derivatives	62	(28)
Other	40	18
Net changes in other working capital components	226	918
Changes in other assets	(10)	33
Changes in other liabilities	(27)	(10)
Net cash provided by continuing operations	860	1,678
Net cash used in discontinued operations	-	(3)
Net cash provided by operating activities	860	1,675
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(1,114)	(889)
Proceeds from sale of assets, net of cash sold	2,071	61
Expenditures for investments	(2,180)	(5)
Distributions from investments	16	-
Purchases of nuclear decommissioning and other trust assets	(173)	(341)
Proceeds from sales by nuclear decommissioning and other trusts	177	300
Decrease in notes receivable from unconsolidated affiliates	60	-
Dividends received from unconsolidated affiliates	-	4
Other	(15)	(9)
Net cash used in investing activities	(1,158)	(879)
Cash Flows from Financing Activities:		
Common dividends paid	(166)	(152)
Issuances of common stock	11	28
Repurchases of common stock	(1,002)	-
Increase in short-term debt, net	496	374
Issuance of long-term debt	593	4
Payments on long-term debt	(73)	(654)
Other	1	7
Net cash used in financing activities	(140)	(393)
Increase (decrease) in cash and cash equivalents	(438)	403
Cash and cash equivalents, January 1	668	920
Cash assumed in connection with FIN 46(R) consolidation	-	29
Cash and cash equivalents, June 30	$ 230	$ 1,352

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended June 30,		Six months ended June 30,	
	2008	2007	2008	2007
Net Income				
Sempra Utilities:				
San Diego Gas & Electric	$ 61	$ 51	$ 135	$ 113
Southern California Gas	56	54	113	109
Total Sempra Utilities	117	105	248	222
Sempra Global:				
Sempra Commodities	130	155	189	226
Sempra Generation	23	10	68	64
Sempra Pipelines & Storage	24	17	50	33
Sempra LNG	(28)	(13)	(37)	(23)
Total Sempra Global	149	169	270	300
Parent & Other	(22)	6	(32)	(15)
Continuing Operations	244	280	486	507
Discontinued Operations, Net of Income Tax	-	(3)	-	(2)
Consolidated Net Income	$ 244	$ 277	$ 486	$ 505

(Dollars in millions)	Three months ended June 30,		Six months ended June 30,	
	2008	2007	2008	2007
Capital Expenditures and Investments*				
Sempra Utilities:				
San Diego Gas & Electric	$ 194	$ 148	$ 665 **	$ 305
Southern California Gas	126	105	242	191
Total Sempra Utilities	320	253	907	496
Sempra Global:				
Sempra Commodities	-	12	37	25
Sempra Generation	2	3	13	4
Sempra Pipelines & Storage	93	58	302	137
Sempra LNG	152	138	249	224
Total Sempra Global	247	211	601	390
Parent & Other	4	2	186 **	8
Consolidated Capital Expenditures and Investments	$ 571	$ 466	$ 1,694	$ 894

* Investments do not include the $1.6 billion contribution to RBS Sempra Commodities in the second quarter of 2008.

** Amounts for SDG&E and Parent & Other include the purchase of $236 and $177, respectively, of industrial development bonds purchased in the first quarter of 2008. In the second quarter of 2008, Parent & Other purchased $75 of these bonds from SDG&E.

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

	Three months ended June 30,		Six months ended June 30,	
SEMPRA UTILITIES	2008	2007	2008	2007
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$ 752	$ 655	$ 1,494	$ 1,360
SoCalGas (excludes intercompany sales)	$ 1,135	$ 965	$ 2,683	$ 2,319
Gas Sales (Bcf)	81	84	225	225
Transportation and Exchange (Bcf)	136	123	274	243
Total Deliveries (Bcf)	217	207	499	468
Total Gas Customers (Thousands)			6,553	6,501
Electric Sales (Millions of kWhs)	4,021	3,869	8,296	8,059
Direct Access (Millions of kWhs)	750	716	1,515	1,494
Total Deliveries (Millions of kWhs)	4,771	4,585	9,811	9,553
Total Electric Customers (Thousands)			1,367	1,360
SEMPRA GENERATION				
Power Sold (Millions of kWhs)	5,506	4,148	11,118	9,525
SEMPRA PIPELINES & STORAGE				
(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy.)				
Natural Gas Sales (Bcf)				
Argentina	81	78	152	141
Mexico	12	11	24	22
Chile	-	-	-	-
Natural Gas Customers (Thousands)				
Argentina			1,637	1,568
Mexico			95	98
Chile			39	39
Electric Sales (Millions of kWhs)				
Peru	1,354	1,258	2,716	2,527
Chile	568	621	1,232	1,286
Electric Customers (Thousands)				
Peru			822	799
Chile			557	541

SEMPRA ENERGY
Table E (Continued)

SEMPRA COMMODITIES

The following information for the Sempra Commodities segment includes information related to RBS Sempra Commodities LLP. RBS Sempra Commodities LLP acquired the commodity-marketing businesses of Sempra Energy on April 1, 2008. For the three months ended June 30, 2008, the Sempra Commodities segment is composed primarily of the company's equity interest in RBS Sempra Commodities LLP, but also includes the results of Sempra Marketing. The margin and financial data below represents the total results of RBS Sempra Commodities LLP as calculated under International Financial Reporting Standards (IFRS).

RBS Sempra Commodities LLP

Operating Statistics

(in millions of US dollars)

*RBS Sempra Commodities LLP - Joint Venture level margin**	Three months ended June 30, 2008
Geographical:	
North America	$ 522
Europe/Asia	124
Total	$ 646
Product Line:	
Natural Gas	$ 306
Power	174
Oil - Crude & Products	92
Metals	42
Other	32
Total	$ 646

* Margin consists of operating revenues less cost of sales (primarily transportation and storage costs) reduced by certain transaction-related execution costs (primarily brokerage and other fees) and net interest income/expense.

Financial Information

(in millions of US dollars)

RBS Sempra Commodities LLP	Three months ended June 30, 2008	
	Joint Venture Total	Sempra Share*
Fee income and trading revenue, net of selling costs	$ 646	
Operating and other expenses	(312)	
Joint Venture distributable income	$ 334	
Preferred return on capital	$ 148	$ 60
1st allocation - 70% Sempra / 30% RBS	125	87
2nd allocation - 30% Sempra / 70% RBS	61	18
Distributable income	$ 334	$ 165

Sempra Earnings from RBS Sempra Commodities LLP

(in millions of US dollars)	Three months ended June 30, 2008
Sempra share of distributable income - IFRS basis	$ 165
U.S. GAAP conversion impact	(19)
Sempra equity earnings - U.S. GAAP basis	146
Income tax expense	(53)
Sempra equity earnings from RBS Sempra Commodities LLP	$ 93

* After payment of the preferred return, Sempra receives 70% of the first $500 million and 30% of any remaining income. The preferred return and the $500 million tranche are prorated over the year.